Filed Pursuant to 17 CFR §230.253(g)(2)
File No. 024-11259

OFFERING CIRCULAR SUPPLEMENT NO. 2

Date of Original Offering Circular: August 13, 2020

September 24, 2021

Energea Portfolio 2 LLC

35 Noble Street

Brooklyn, NY 11222

(860) 316-7466

www.energea.com

This document (the "Supplement") supplements the Offering Circular of Energea Portfolio 2 LLC, (the "Company") dated August 13, 2020 (the "Offering Circular"). Unless otherwise defined in this Supplement, capitalized terms in this Supplement have the meanings given to them in the Offering Circular.

The purpose of this Supplement is to provide additional information that is not in the Offering Circular.

Change in Share Price

The price of the Class A Investor Shares has been reduced to $.77 per share from the initial offering price of $1.00 per share.

Sale of Projects

As of the date of this filing, the Company has successfully sold the following three projects:

Project Energea Itaguai III Aluguel de Equipamentos e Manutencao Ltda. ("Itaguai III"): a single purpose entity, which owns a 1MW solar project in the State of Minas Gerais.

Project Salinas Geracao S.A. ("Salinas"): a single purpose entity, which owns a 5MW solar project in the State of Minas Gerais.

Project Energea Pedrinopolis Ltda. ("Pedrinopolis"): The Company now owns and intends to develop and invest in the Project Pedrinopolis, a single purpose entity in the State of Minas Gerais, which will own a 2.25MW solar project.

Acquisition of Projects

As of the date of this filing, the Company has successfully acquired the following project:

Pedra do Indaia
Power Capacity	2.25 MW AC
Name of SPE	Energea Monte Alegre Ltda.
State	Minas Gerais
Location	Pedra do Indaia
Land Status	Leased
Customer	Consorcio de Geracao Compartilhada de Energia Eletrica Energea
Initial Contract Term	25 Years
Purchase Price	$131,239
Estimated Equity	$2,913,720
Estimated Debt	N/A
Estimated Project IRR*	20.27%

* We calculate the internal rate of return for the Project based on the anticipated cash flows from the Project. We assume the Project will have zero value at the expiration of the initial contract term. This is intentionally a conservative assumption. In almost all cases a Project will have some residual value, and sometimes a significant amount of residual value.

For each Project, the Manager prepares a Project Summary and Financial Memo. The Project Summary includes extensive information about the Project while the Financial Memo includes financial assumptions and estimated results of operations. The Project Summary and Financial Memo for the Pedra do Indaia Project is attached as Appendix to this Supplement:

APPENDIX

Appendix 1-A	Pedra do Indaia Project Summary and Financial Memo

Appendix 1-A

Pedra do Indaia Project Summary and Financial Memo

Pedra do Indaia PP is a 2.5 MW mini generation solar photovoltaic power plant located in the Minas Gerais State, Brazil.

This power plant will be connected to the electricity distribution grid of Cemig (utility company) as established through Normative Resolution (REN) No 492/2012 of ANEEL (National Electrical Energy Agency) with revisions given by REN no 517/2012, no 687/2015 and no 786/2017.

This solar plant will be rented to a consortium, made up of residential and commercial customers known as "subscribers," for a period of 25 years. The rental contract with the consortium allows subscribers to opt into and out of the program without penalty. In the case any subscriber does not make a payment, Energea may replace them with another subscriber from the consortium's waiting list.

The project is at Ready-to-Build with EPC scoped and priced, Interconnection secured, and Land Lease fully executed with a 25-year term.

Highlights

Project	Pedra do Indaia
Location	Pedra do Indaia - Minas Gerais State/Brazil
Technology	Solar Photovoltaic
System Size (AC/DC)	2.5 MW/3.0 MWp
Year 1 Production (MWh)	6089
Offtaker/Term	25 years
DevCo	Lux Energia e Participacoes Ltda.
Acquisition Price	675,000.00 BRL (131,245.47 USD)
Solar EPC	11,455,766.00 BRL (3.82 BRL/Wp)
CapEx (All in)	14,986,138.00 BRL (5,00 BRL/Wp)
IRR	20.27%
Status	Notice to Proceed
EPC Contractor	Alexandria Industria de Geradores S.A.
Estimated NTP	September 14th, 2021
Estimated COD	April 30th, 2022
Funding Strategy	Equity

Technical Analysis

Site

The project area covers a 7-hectare parcel of a 109 hectares propriety. It is located in the rural area of the Pedra do Indaia municipality with easy access from the city through a dirt-road abutting directly to the site.

The Project Area has a slight slope and will need some earthwork in order to allow the installation of a tracker-based system.

There are no reliefs or structures in the surroundings of the site, ensuring zero shading on the project. Any trees that are proven to shadow the arrays will be dully removed.

Solar resource and Energy Production

According to the SolarGis database, the Global Horizontal Irradiation on site is 1916.1 kWh/m2.year with an Average Annual Temperature of 21 °C. The combination of the high irradiance with low temperature is the perfect environment to maximize the efficiency of the PV-system.

Regarding Energy Production, the Project is estimated to produce 6089 MWh/year with a Specific Production of 2028 kWh/kWp.year. The estimated AC Capacity Factor and Performance Ratio are, respectively, 27.8% and 83.3%.

Preliminary Engineering

A Preliminary Engineering was done for the project. On the Tables below are described the general specifications of the project and of its main components.

Table 1 - PV-system main characteristics

Installed Apparent Power	2,500 kVA
Source	Solar
Number of PV modules	5,580 - 3360 x 540W and 2220 x 535W
Maximum Power per module	540 Wp
Total module power (maximum)	3,002 kWp
Number of Electronic Power Inverters	17 x 150 kW
AC output power per inverter	16 x 150 kW e 1 x 150 kW (limited to 100 kW)
Total rated AC output power inverters	2,500 kW

Table 2 - Module specifications

Brand	Longi
Model	LR5-72HBD 520~540M Bi-facial
Maximum Power	540 Wp
Technology	Monocrystalline
Numbers of cells	144
Voltage at Maximum Production (Vmp)	41.65 Vcc
Current in Maximum Production	12.97 A
Size	2256 x 1133 x 35 mm (WxHxL)
Weight	32.3 kg
Energy Efficiency	21.1%

Table 3 - Inverter specifications

Brand	SMA
Model	SUNNY HIGHPOWER 150-20
Maximum apparent output power	100 / 150 kVA
Rated Output Voltage	400 V / 600 V
Output Voltage Range	304 V to 447 V / 480 V to 690 V
Maximum output current	151 A
Frequency	50 Hz / 60 Hz
Number of phases	3
Maximum Efficiency	98.8% / 99.1%
Insulation Method	Transformerless

Financial Analysis

We have compiled the main assumptions that drive the financial analysis within the project model and summarized them within the tables below. The resulting IRR of Pedra do Indaia stands at 20.27%, with an estimated payback of 5 years, 11 months and 17 days from NTP.

Table 4 - Revenue Assumptions

Revenue Contract Term	25 years
Fixed Discount on Credit Value	15%
Rental Revenue Price	275,000 BRL / month
O&M Revenue Price	Variable
Resulting Energy Credit Rate	714,31 BRL / MWh
Demand Charge (TUSD rate)	15,72 BRL / kWac
Default Rate	4%

Table 5 - Tax Assumptions

PIS / COFINS on Revenue	3,65% of Gross Revenue
ISS on Revenue	5% of O&M Revenue
Tax Basis	Presumed Profit
Taxable Income Basis	32% of Gross Revenue
IRPJ on Profit	15% of Taxable Income
Additional IRPJ on Profit (If monthly taxable income is greater than 20,000)	10% of Taxable Income
CSLL on Profit	9% of Taxable Income
IOF on Financial Transactions	0,38% of Transferred Values

Table 6 - Operating Expenses Assumptions

Operations & Maintenance	6 reais per kWac	Paid by Consortium
Land of Roof Rental	6,679 BRL / month	Paid by Consortium
Insurance (GL & Property)	1,000 BRL / month	Paid by Consortium
Banking Fees	100 BRL / month	Paid by SPE
Site Security	1,000 BRL / month	Paid by Consortium
Technical Services Reserve	10,000 BRL / month	Paid by SPE
Travel	500 BRL / month	Paid by Consortium
Utilities	500 BRL / month	Paid by SPE
Marketing Commission	5% of Revenue	Paid by Consortium
Billing and Collections (Fixed)	7,500 BRL / month	Paid by Consortium
Billing and Collections (Variable)	15 BRL / MWh compensated	Paid by Consortium
Total OpEx per Month (Average)	68,090 BRL / month	-

*All values readjusted with IPCA annually.

Table 7 - Capital Expenditures Assumptions

Acquisition Costs	675,000 BRL
Solar EPC	11,455,766 BRL
Interconnection	1,350,000 BRL
Soft Costs	724,621 BRL
Developer Fees	714,571 BRL
Pre-COD OpEx	66,180 BRL
Total CapEx (All-In)	14,986,138 BRL